Renaissance Institutional Management LLC

Statement of Financial Condition

December 31, 2016

Assets:	
Cash	$ 1,570,838
Prepaid expenses	38,498
Fixed assets, net of accumulated depreciation of $507,957	148,206
Total Assets	**$ 1,757,542**
Liabilities and Member's Equity	
Total Liabilities	**$ -**
Commitments and contingencies (see note 6)	
Member's Equity	1,757,542
Total Liabilities and Member's Equity	**$ 1,757,542**

The accompanying notes are an integral part of the statement of financial condition.